Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED

LETTER FOR MAINTENANCE OF EXEMPTION

19 July 2005

Securities and Exchange Commission
Office of International Corporate F[redacted]
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America
Mailstop: 3-2

Fax No. 1-202-772-9207/ BY MAIL
No. of Pages : 13

05010122

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We submit a copy each of the following documents in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the Island Power Project - released on 15 June 2005;

2. public announcement in relation to Recurrent Related Party Transaction - released on 16 June 2005;

3. public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 20 June 2005 and 19 July 2005;

4. public announcement in relation to a change in the director's interest of Dr. David Li Kwok Po - released on 21 June 2005;

5. public announcement in relation to change of registrar from Symphony Share Registrars Sdn. Bhd. to Epsilon Registration Services Sdn. Bhd. - released on 23 June 2005; and

6. public announcement in relation to the divestment of Simex Chemical Sdn. Bhd. - released on 28 June 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

Lmp/rh/jm/c:SC&ADR-Announcement/hd

File No. 82-4968

	Form Version 2.0 **General Announcement** Submitted by S DARBY on 15/06/2005 05:18:58 PM Reference No SD-050613-59095

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
DEVELOPMENT OF A 763MW COMBINED CYCLE GAS TURBINE POWER PLANT LOCATED ON JURONG ISLAND, SINGAPORE ("ISLAND POWER PROJECT").

* Contents :-

1. **INTRODUCTION**

The Board of Directors of Sime Darby Berhad ("SDB" or "the Company") wishes to announce that further to the announcement made on 7 November 2003, Sime Power Pte Ltd ("SPPL"), a wholly-owned subsidiary of SDB, has decided to withdraw from the Island Power Project effective 15 June 2005 ("Withdrawal"), due to the non-occurrence of events as stipulated in the Joint Development and Shareholders' Agreement dated 6 November 2003 between SPPL and IG Island Power BV ("JDSA").

Accordingly, pursuant to the terms of the JDSA, SPPL will transfer its entire 50% equity interest in Island Power Holdings Pte Ltd ("IPH") comprising 50 ordinary shares of S$1.00 each to IG Island Power BV ("IGIP"), for a total cash consideration of S$50.00 ("Disposal").

2. **BACKGROUND INFORMATION**

On 6 November 2003, SPPL and IGIP entered into the JDSA taking equal stakes in IPH, which was the company undertaking the Island Power Project.

IPH was incorporated on 23 December 2002 with an authorised share capital S$100,000.00 divided into 100,000 ordinary shares of S$1.00 each of which 100 ordinary shares of S$1.00 each have been issued and credited as fully paid-up. SPPL and IGIP each holds 50 ordinary shares in IPH.

3. **DETAILS OF THE DISPOSAL**

The consideration for the Disposal was mutually agreed upon by both SPPL and IGIP. Concurrent with the Disposal, SPPL will exercise its right under the JDSA to withdraw from the Island Power Project.

4. **RATIONALE FOR THE WITHDRAWAL/DISPOSAL**

Due to the significant delays faced by the Island Power Project, the Withdrawal together with the Disposal will allow SPPL to focus on other initiatives relevant to its core competencies and business.

5. **FINANCIAL EFFECTS**

The Withdrawal and Disposal will not have any material effect on the earnings, net tangible assets and share capital of the Sime Darby Berhad Group for the financial year ending 30 June 2005.

6. **APPROVAL SOUGHT**

The Withdrawal and Disposal do not require the approval of the shareholders of Sime Darby Berhad or of any relevant authorities.

7. **DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST**
None of the Directors of Sime Darby Berhad or major shareholders or persons connected to them has any interest, direct or indirect, in the Withdrawal and the Disposal.

8. **STATEMENT BY DIRECTORS**
The Board of Directors, having considered all aspects of the transaction is of the opinion that the Withdrawal and the Disposal are in the best interests of the Company.

This announcement is dated 15 June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 16/06/2005 06:15:42 PM
Reference No SD-050616-44276

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Recurrent Related Party Transaction pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Listing Requirements")

* Contents :-

Introduction

The Board of Directors of Sime Darby Berhad wishes to announce that Sime Rengo Packaging Singapore Limited ("SRPS"), a 66.6%-owned subsidiary of Sime Darby Berhad has entered into transactions to purchase paper rolls from Rengo Co. Ltd. The transactions are necessary for day-to-day operations and therefore, deemed to be recurrent related party transactions pursuant to Paragraph 10.09 of the Listing Requirements.

Related Party

Rengo Co. Ltd is a related party by virtue of it being a major shareholder of SRPS. Rengo Co. Ltd presently holds 801,600 ordinary shares of S$1.00 each, representing 33.4% equity interest in SRPS.

Details of the Recurrent Related Party Transactions

Transacting Party	Nature of Transaction	Period of Transaction	Aggregate Value (RM)
SRPS and Rengo Co. Ltd	Purchase of paper rolls	July 04 to May 05	4,571,340.61

SRPS is principally engaged in manufacturing and marketing of corrugated paper boxes and other paper products while Rengo Co. Ltd is in the business of manufacturing and marketing of paper rolls, corrugated paper boxes and other paper products.

Rationale

The Recurrent Related Party Transactions are intended to meet the business needs of SRPS and are in the normal course of business and made at arm's length, on the Group's normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the other shareholders.

Financial Effects of the Recurrent Related Party Transactions
The Recurrent Related Party Transactions do not have any effect on the issued and paid up share capital of Sime Darby Berhad or on the shareholdings of the major shareholders and they do not have any material effect on the earnings and net tangible assets of the Sime Darby Berhad Group.

Directors and Major Shareholders' Interest
Save as disclosed above, none of the Directors or major shareholders or persons connected with them has any interest, direct or indirect, in the Recurrent Related Party Transactions.

Statement by the Board of Directors
The Board of Directors having taking into consideration all aspects of the Recurrent Related Party Transactions is of the opinion that they are in the best interest of the Sime Darby Berhad Group.

Approvals Required
The Recurrent Related Party Transactions do not require the approval of the shareholders of Sime Darby Berhad or of any relevant authorities.

This announcement is dated 16 June 2005

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 20/06/2005 05:12:04 PM
Reference No SD-050616-308A3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 31/05/2005	* 495,000	
Acquired	01/06/2005	300,000	
Acquired	02/06/2005	230,400	
Acquired	03/06/2005	150,000	
Acquired	06/06/2005	12,000	
Acquired	07/06/2005	200,000	
Acquired	08/06/2005	650,000	

* Circumstances by reason of which change has occurred	:	Purchase and sale of shares by the EPF Board
* Nature of interest	:	Direct

	Direct (units)	: 340,994,105
	Direct (%)	: 14.27
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 340,994,105
*	Date of notice	: 08/06/2005

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 6th, 9th, 10th and 15th June 2005.

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 21/06/2005 05:18:31 PM
Reference No SD-050621-35782

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of director

* Name	:	Dr. David Li Kwok Po
* Address	:	Penthouse, Flat A, Tower 2 Dynasty Court, 23 Old Peak Road Hong Kong
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/06/2005	* 50,000	5.860

Circumstances by reason of which change has occurred	:	Purchase of shares from the open market
Nature of interest	:	Direct
Consideration (if any)	:	RM5.86 per share
Total no of securities after change	:	
Direct (units)	:	250,000
Direct (%)	:	0.01
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	17/06/2005
Remarks	:	

The shares were purchased from the open market between 7 June 2005 and 9 June 2005.

Form Version 2.0

Change of Registrar

Submitted by S DARBY on 23/06/2005 05:32:40 PM
Reference No SD-050616-40658

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

*	Old registrar	: Symphony Share Registrars Sdn. Bhd.
*	New registrar	: Epsilon Registration Services Sdn. Bhd.
*	Address	: 312, 3rd Floor, Block C, Kelana Square, 17 Jalan SS 7/26, 47301 Petaling Jaya, Selangor Darul Ehsan
*	Telephone no	: 03-78062116
*	Facsimile no	: 03-78061261
	E-mail address	: ers@epsilonas.com
*	Effective date	: 23/06/2005
	Remarks	:

Form Version 2.0
General Announcement
Submitted by S DARBY on 28/06/2005 05:26:48 PM
Reference No SD-050628-E331F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Simex Chemical Sdn Bhd
Divestment of a subsidiary of Sime Darby Berhad

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, SD Holdings Berhad ("SDHB"), had today entered into a Share Sale Agreement with Primary Option Sdn Bhd ("POSB") for the sale of its entire equity interest in Simex Chemical Sdn Bhd ("SCSB") comprising 35,000 ordinary shares of RM10 each, for a total cash consideration of RM1,277,000 ("the Disposal"). The consideration was arrived at on a "willing buyer-willing seller" basis.

SCSB is principally involved in the business of manufacturing of chemical products. Upon completion of the Disposal, SCSB will cease to be a subsidiary of Sime Darby.

The above disposal of shares is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2005. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

This announcement is dated 28th June 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 19/07/2005 05:11:43 PM
Reference No SD-050711-4BBCA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 431,900 shares)

RHB Asset Management Sdn. Bhd.
(Acquisition of 300,000 shares)

Mayban Investment Management Sdn. Bhd.
(Acquisition of 200,000 shares)

Amanah SSCM Asset Management Bhd.
(Acquisition of 449,100 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 09/06/2005	* 281,900	
Acquired	17/06/2005	150,000	
Acquired	24/05/2005	300,000	
Acquired	25/05/2005	200,000	
Acquired	30/06/2005	449,100	

* Circumstances by reason of which change has occurred	:	Purchase of shares by the EPF Board
* Nature of interest	:	Direct
Direct (units)	:	342,265,105
Direct (%)	:	14.32
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	342,265,105
* Date of notice	:	30/06/2005

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 17th June, 24th June and 6th July 2005.

Reference is made to the announcement released on 6th June 2005 (Ref. no. SD-050603-281EE). EPF had notified that the acquisition of 110,000 ordinary shares on 27th May 2005 was erroneous and that their current total holdings should be 342,265,105 instead of 342,375,105. The amended notice from EPF was received on 6th July 2005.